Orion Engineered Carbons Announces Capital Allocation Plan and Updates 2015 Guidance ***Revised***
Public Company Information:
NYSE:
OEC
LUXEMBOURG--(BUSINESS WIRE)--Orion Engineered Carbons S.A., “Orion” or the “Company” (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that their Board of Directors has approved the repurchase of up to $20 million of Common Stock via open market repurchase during the next 12 months depending upon market conditions. The Company also will use EUR70 million of available cash to reduce its debt by approximately 10% further strengthening its balance sheet, while reducing ongoing annual interest costs by approximately EUR3.5 million. This debt repayment will be initiated in December 2015. The Company reiterates its commitment to a solid quarterly dividend and will continue to pay its regular quarterly dividend of EUR10 million, or approximately $0.18 per share at current exchange rates. Finally, the Company announced that it is tightening the range of its FY 2015 Adjusted EBITDA outlook to €205 million - €210 million, from €203 million - €210 million.
“We are pleased to announce a comprehensive capital allocation plan that provides multiple avenues to return cash to shareholders and drive long term shareholder value. This plan highlights our confidence in Orion’s long term business model and our ability to deliver both operational and financial performance in the future,” said Jack Clem, Chief Executive Officer. “We are pleased with the strategic position and performance from our Specialty Business, which is delivering excellent profitability and expanding volumes around the globe. Regarding our Rubber Business, with the acquisition of the majority stake in the carbon black plant in Qingdao, China, we have gained a position in this region as the leading supplier of high purity technical grades to the automotive markets. This acquisition complements our expanding Asian business and will have an immediate positive impact on the EBITDA performance of our Rubber Business. Furthermore, volumes in all of our producing regions are holding up as we head toward the end of the year. Given this, we are tightening the range of our FY 2015 Adjusted EBITDA outlook.
“Moving forward, we believe the organizational change to place operations under control of our individual business units is progressing well. This change increases alignment of processes needed to successfully execute our strategy. Also we expect this change in business structure to best position Orion to exploit future industry consolidation opportunities,” Mr. Clem continued. “We are pleased that our Board has approved a capital allocation strategy that addresses both our current valuation in the public markets while also enabling the company to bolster its balance sheet by repaying approximately 10% of debt currently outstanding. We remain confident in our ability to fund internal improvement initiatives while continuing to generate strong free cash flows enabling us to pay out a healthy, quarterly dividend of EUR10 million, as we have done since our Initial Public Offering. While we have been disappointed with the performance in our Rubber Business in 2015 as a result of negative feedstock impacts, we believe we remain well positioned to execute our long term strategy. We expect to drive continued growth in our Specialty Business. We also expect cyclical and structural margin upside in our Rubber Business as the feedstock environment normalizes, and we execute on our Asian strategy following the acquisition in Qingdao earlier this year.

We are pleased that our business model has generated such strong free cash flows that allow this proactive and robust capital allocation strategy.”
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,530 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information, please visit our website.
Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 and in Note 11 to our unaudited interim condensed consolidated financial statements as at September 30, 2015 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, Phone +1 832-445-3865
Investor-relations@orioncarbons.com